AVOCA
INCORPORATED

Annual Report

2001

AVOCA INCORPORATED

Annual Report

2001

Description of Business

Avoca, Incorporated owns and manages approximately 16,000 acres comprising virtually all of Avoca Island, which is located about 90 miles west of New Orleans in St. Mary Parish, Louisiana, adjacent to and immediately southeast of Morgan City. The island is rural and virtually undeveloped except for exploration and development of its oil and gas resources.

Avoca, Incorporated is largely a passive royalty company which derives most of its income from royalties, bonuses and delay rentals under oil and gas leases covering its Avoca Island acreage.

Directors and Officers

Robert C. Baird, Jr.,
Director and President;
Executive Vice President,
Whitney National Bank

Bernard E. Boudreaux, Jr.,
Director;
Executive Counsel to the
Governor of Louisiana

Guy C. Lyman, Jr., Director;
Attorney,
Milling Benson Woodward L.L.P.

M. Cleland Powell, III, Director
and Secretary-Treasurer;
Senior Vice President,
Whitney National Bank

J. Scott Tucker; Director
and Vice President;
President and Chief Executive
Officer, Hellenic, Inc. (real estate,
oil and gas, investments,
construction)

Report to the Shareholders

Issued Preliminary to the Seventieth Annual Meeting of Shareholders on March 19, 2002

Dear Shareholders:

Aided by higher oil and gas prices and new production, the Company continued to benefit from ongoing interest in exploration and development of Avoca Island's mineral resources and reported a third consecutive year of increased profitability. The Company's net income increased by 151%, from $1,415,018 in 2000 to $3,558,038 in 2001. The increase was primarily attributable to a 163% increase in revenue from royalty income net of severance taxes, a 72% increase in lease bonuses and delay rentals, and receipt of a $105,500 lease option payment.

The major contributor to royalty income was a full year of production from The Meridian Resource & Exploration, Inc. Avoca No. 47-1 well. This well, together with the C.M. Thibodaux No. 1 and No. 3 wells, produced $4,124,089 or 97% of the Company's 2001 net royalty income. Additional royalty income was produced by Delta Operating Corporation's Avoca No. 1 well, also in the Ramos Field.

Two new leases were signed in 2001 covering 1,900 acres and generating $508,100 in lease bonus income.

On December 9, 2000, Meridian spudded the Avoca No. 47-2 well to bottomhole approximately 1,700 feet south of the Avoca No. 47-1 well. In May 2001, a Meridian press release announced that the well was drilled to a total depth of 20,675 feet and logged but the objective Operc 5 sand was faulted out. Meridian immediately commenced drilling the C.M. Thibodaux No. 25-2 well using the surface location and surface casing of the Avoca No. 47-2 well to bottomhole in Bayou Chene opposite the eastern end of Avoca Island. The well was drilled to a vertical depth of 17,820 feet targeting the Operc A, B, C and 3 sands. On July 20, 2001, a Meridian representative advised the Company that the well was logged as a non-producer and was being temporarily abandoned awaiting further evaluation.

On March 29, 2001, Burlington spudded the Avoca No. 1 well, which was a 20,500-foot test of the Cris A-1 sand below the Operc sands producing from the Meridian wells. This proved unproductive and the well has been completed in a higher Cris-A sand and renamed State Lease 16049. Once the unit is established, the well will be placed on production.

The most recent drilling activity on the island is the spudding of the Burlington/Petro-Hunt Avoca No. 45-1 well on December 26, 2001. The well is being drilled to a permitted 16,200 feet.

The Company's operations and financial condition are further discussed on page 14 of this report and a complete list of mineral leases is shown inside the back cover.

Sincerely,

Robert C. Baird, Jr.
President

Report of Independent Public Accountants

To the Stockholders of
Avoca, Incorporated

We have audited the accompanying balance sheet of Avoca, Incorporated (a Louisiana corporation) as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the years ended Dec. 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our reponsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avoca, Incorporated as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New Orleans, Louisiana
January 11, 2002

Balance Sheet

	December 31 2001
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 1,101,776
Short-term investments	2,313,650
Accounts receivable	251,175
Accrued interest receivable	47,424
Prepaid expenses	9,781
TOTAL CURRENT ASSETS	3,723,806
PROPERTY AND EQUIPMENT	
Less accumulated depreciation and depletion	64,554
OTHER ASSETS	
Long-term investments	1,390,000
Avoca Drainage Bonds, $415,000, in default — at nominal amount	1
	$ 5,178,361

	December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 12,000
Income taxes payable	5,670
Dividends payable	2,325,400
TOTAL CURRENT LIABILITIES	2,343,070
DEFERRED INCOME TAXES	11,367
SHAREHOLDERS' EQUITY	
Common Stock, no par value—authorized, issued and outstanding 830,500 shares	94,483
Retained earnings	2,729,441
TOTAL SHAREHOLDERS' EQUITY	2,823,924
	$ 5,178,361

See accompanying notes.

Statements of Income

	Year Ended December 31 2001	2000
Revenue:		
Royalties	$ 4,436,654	$ 1,680,232
Less severance taxes	(164,538)	(55,497)
	4,272,116	1,624,735
Lease bonuses and delay rentals	937,683	546,197
Lease option payments	105,500	—
Interest income	181,007	171,231
Rental income	33,295	33,708
Other	4,434	8,289
	5,534,035	2,384,160
Expenses:		
Attorney fees and expenses	39,695	53,124
Auditing fees	20,000	21,275
Bookkeeping and clerical services	8,700	7,350
Management fees	65,487	59,425
Directors' fees	10,000	6,250
Geological and engineering fees and expenses	26,160	26,550
Insurance	27,350	25,905
Office and miscellaneous expenses	58,215	43,211
Taxes, other than income taxes	23,488	22,153
Repairs and cleanup expenses	656	16,518
	279,751	281,761
INCOME BEFORE INCOME TAXES	5,254,284	2,102,399
Income taxes	1,696,246	687,381
NET INCOME	$ 3,558,038	$ 1,415,018
Earnings per share (basic and diluted)	$ 4.28	$ 1.70
Dividends declared per share	$ 4.00	$ 1.55

See accompanying notes.

Statements of Retained Earnings

	Year Ended December 31 2001	2000
Retained Earnings:		
Balance at beginning of year	$ 2,493,403	$ 2,365,660
Net income for the year	3,558,038	1,415,018
	6,051,441	3,780,678
Cash dividends:		
2001—$4.00 per share	3,322,000	—
2000—$1.55 per share	—	1,287,275
BALANCE AT END OF YEAR	$2,729,441	$2,493,403

See accompanying notes.

Statements of Cash Flows

	Year Ended December 31 2001	2000
OPERATING ACTIVITIES		
Net income	$3,558,038	$1,415,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,389	4,389
Deferred taxes	(507)	(507)
Changes in operating assets and liabilities:		
Accounts receivable	(91,280)	(63,895)
Accrued interest receivable	16,884	(30,329)
Prepaid expenses	(611)	(668)
Accounts payable and accrued expenses	(10,581)	5,666
Income taxes	19,062	6,281
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,495,394	1,335,955
INVESTING ACTIVITIES		
Purchase of investments	(5,344,045)	(1,787,591)
Maturity of investments	4,707,712	922,578
NET CASH USED IN INVESTING ACTIVITIES	(636,333)	(865,013)
FINANCING ACTIVITIES		
Dividends paid	(2,283,875)	(705,925)
NET CASH USED IN FINANCING ACTIVITIES	(2,283,875)	(705,925)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	575,186	(234,983)
Cash and cash equivalents at beginning of year	526,590	761,573
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,101,776	$ 526,590

See accompanying notes.

December 31, 2001

NOTE A—Significant Accounting Policies

General: Avoca, Incorporated (the Company) owns and leases land, located in St. Mary Parish, Louisiana, to unaffiliated parties for oil and gas exploration. In addition to interest income and the leasing of hunting rights, income in the accompanying financial statements is primarily derived from lease bonuses, delay rentals, lease option payments and royalties received from oil and gas production related to these leases. Estimates of proved reserves related to the leases are not available.

Cash Equivalents: Cash equivalents consist of investments with a maturity of three months or less from date of purchase.

Investments: Short-term investments consist of United States Government agency securities with an original maturity of greater than three months but with maturity dates within one year from the balance sheet date.

Long-term investments consist of eight United States Government agency securities: four each due in 2003 and 2004.

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost including accrued interest. At December 31, 2001, all short-term investments and long-term investments were classified as held-to-maturity. The fair value of the investments approximated the carrying value at December 31, 2001.

Property and Equipment: Land is carried at cost less amounts received for the sale of rights-of-way and similar servitudes. Land improvements and building are carried at cost and depreciated over their estimated useful life of 30 years. Equipment is carried at cost and depreciated over estimated useful lives of three to five years.

Income Taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Income taxes include deferred taxes resulting primarily from temporary differences due to differences in basis amounts and depreciation periods of property and equipment for financial reporting purposes and income tax purposes.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The fair value of the Company's financial assets and liabilities approximates book value at December 31, 2001.

NOTE B—Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2001	2000
Current:		
Federal	$ 1,486,170	$ 599,414
State	210,583	88,474
TOTAL CURRENT	1,696,753	687,888
Deferred:		
Federal	(444)	(442)
State	(63)	(65)
TOTAL DEFERRED	(507)	(507)
	$1,696,246	$ 687,381

The deferred income tax liability of $11,367 relates to a difference between the accounting and income tax basis of property and equipment.

The Company paid income taxes of $1,685,000 and $684,000 in 2001 and 2000, respectively.

NOTE B—Income Taxes (Continued)

The reconciliations between the federal statutory income tax rate and the Company's effective income tax rate, for the years ended December 31 are as follows:

	2001		2000	
	Amount	Rate	Amount	Rate
Tax expense based on federal statutory rate	$ 1,786,457	34.0%	$ 714,816	34.0%
Statutory percentage depletion	(226,269)	(4.3)	(85,606)	(4.1)
State income taxes (net of federal income tax deduction)	217,426	4.1	87,179	4.1
Other	(81,368)	(1.5)	(29,008)	(1.4)
INCOME TAXES	$1,696,246	32.3%	$ 687,381	32.6%

NOTE C—Major Customers

The net royalties received from two independent oil and gas exploration companies accounted for virtually all of total net royalties recorded for the year ended December 31, 2001 compared to three independent oil and gas exploration companies accounting for virtually all of total net royalties recorded for the year ended December 31, 2000. Lease bonus and delay rental revenue in 2001 and 2000 was the result of leases with five and four companies, respectively. Lease option payments consisted of payments from two companies for the year ended December 31, 2001.

NOTE D—Oil and Gas Quantities Produced (Unaudited)

The following table reflects the Company's share of the oil and gas volumes produced from leases held under production during each of the last two years:

	Production		
	Oil (BBLs)	Gas (MCFs)	NGL (GALs)
2001	15,837	806,177	164,496
2000	11,204	301,232	302,613

NOTE E—Commitments

The Company has a lease with the Avoca Duck Club (the Club), an unrelated entity, to allow the members of the Club use of the Company's land for the purpose of hunting wild game and birds, and for noncommercial fishing. The term of the lease commenced June 1, 1994 for a period of ten years with the Club having two ten-year options to extend the lease. Under the terms of the lease, the Club constructed a new building including a separate apartment for the exclusive use of the Company's caretaker. This building replaced the building destroyed by fire in December 1992. During 1994, under the terms of the lease, the Company contributed $50,000, which represents the approximate cost to construct the apartment.

If the Company elects to exercise its unrestricted, unconditional and absolutely discretionary right to terminate the lease before the end of its term, the Company must reimburse the Club for its undepreciated cost of the building (excluding the Company's cash contribution), based on straight-line depreciation over 30 years. Under the lease, the Club's undepreciated cost of the building will be reduced over time to an ultimate reimbursable amount not less than $80,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Company's continued liquidity is evidenced by the fact that 93% of its assets, as measured by book value, are cash and cash equivalents and U.S. Government agency securities. Current liabilities at year end were $2,343,070, including a $2,325,400 dividend declared in December 2001 but not paid until January 2002.

The Company's business is largely passive and consequently all capital requirements for exploration, development and production of the Company's mineral resources are funded by its lessees. Current financial resources and anticipated net income are expected to be adequate to meet cash requirements in the year ahead.

2001 As Compared To 2000

The Company's profitability continued to increase in 2001 for the third consecutive year. Revenue for the year increased $3,149,875 or approximately 132%, primarily because of a $2,647,381 increase in royalty income net of severance taxes. Also contributing to increased revenue in 2001 was a $391,486 or 72% increase in lease bonuses and delay rentals and receipt of $105,500 in lease option payments whereas no funds were received from this source in 2000.

Royalty income, net of severance taxes, rose from $1,624,735 to $4,272,116 or approximately 163%, due to royalties received from The Meridian Resources & Exploration Company on a new well, the Avoca No. 47-1, which went on production December 4, 2000. The Avoca No. 47-1 well (in which the Company has a net revenue interest of approximately 12.41%) bottomholed in Section 47 west of the C.M. Thibodaux No. 1 & No. 3 wells and produces from the Operc 3 sand. This Ramos Field well was responsible for $2,844,577 or approximately 67% of the Company's net royalty income in 2001. Total 2001 production from the Avoca No. 47-1 well was 4,597,565 Mcf of gas, 64,518 barrels of condensate and 809,733 gallons of natural gas liquids (NGL) as reported on the check vouchers.

Net royalties received from the C.M. Thibodaux No. 1 & No. 3 wells, also in the Ramos Field, remained virtually unchanged from the prior year and were responsible for $1,279,512 or approximately 30% of the Company's net royalty income in 2001. The Company's net revenue interest in both wells is approximately 2.71%. Total 2001 production from the C.M. Thibodaux No. 1 & No. 3 wells was 7,677,632 Mcf of gas, 276,392 barrels of condensate and 2,357,432 gallons of natural gas liquids (NGL) as compared to 7,898,975 Mcf of gas, 342,428 barrels of condensate and 10,547,944 gallons of natural gas liquids (NGL) for 2000 as reported on the check vouchers.

In 2001, the Delta Operating Corporation (formerly Alliance Operating Company) Avoca No. 1 well, also in the Ramos Field, was responsible for $145,329 or approximately 3% of the Company's net royalty income, down from 11% in 2000. Despite treatments for scale buildup, total gas and condensate production from the Avoca No. 1 well (in which the Company has a net revenue interest of approximately 19%) decreased from 221,795 Mcf of gas and 3,463 barrels of condensate in 2000 to 139,334 Mcf of gas and 1,677 barrels of condensate in 2001. The average 2001 sales prices from the Avoca No. 1 well were approximately $4.93 per Mcf of gas and $26.90 per barrel of condensate as compared to $4.18 per Mcf of gas and $26.83 per barrel of condensate in 2000.

Burlington Resources Oil & Gas Company's Conrad Industries No. 1 well, located in the Wyandotte Field opposite the northern part of Avoca Island, was placed on production April 29, 2000 and generated $158,479 in net royalty income for the Company before it "watered out" on August 20, 2000. Burlington abandoned its sidetracking operations in April 2001 and the well has been plugged and abandoned.

On December 9, 2000, Meridian spudded the Avoca No. 47-2 well, which was permitted to a total depth of 20,000 feet to test the Operc 5 sand and to bottomhole approximately 1,700 feet south of the Avoca 47-1 well. In early May 2001, drilling was abandoned because the Operc 5 sand was faulted out. Meridian used that surface location and surface casing to drill the C.M. Thibodaux No. 25-2 well to bottomhole in Bayou Chene opposite the eastern part of Avoca Island. The well was drilled to a vertical depth of 18,720 feet targeting the Operc A, B, C and 3 sands. On July 30, 2001, a Meridian representative advised the Company that the well had logged as a non-producer and was temporarily abandoned awaiting further evaluation.

On March 29, 2001, Burlington spudded the Avoca No. 1 well to bottomhole in Section 36 near the eastern end of the island. The No. 1 well was a 20,500-foot test of the Cris A-1 sand, which is below the Operc sands producing from the Meridian wells. Burlington advised the Company that, after drilling to a vertical depth of 20,323 feet, the Cris A-2 sands were found to be unproductive. They pulled back up the hole to between 19,204-19,245 measured depth (MD) to a new sand they call the Cris-A and renamed the well State Lease 16049. A test in October 2001 indicated a good commercial well and Burlington applied for a hearing to form a geological production unit. Meridian has taken the position that the sand found at 19,204-19,245 MD is an existing sand seen in the C.M. Thibodaux No. 1 well and is an Operc 5 sand completion already unitized as the Operc 5 RA SUA Unit. The issue was reviewed at a recent Office of Conservation hearing the results of which, to date, have not been announced. Meridian has taken over operation of the well.

On December 26, 2001, Burlington and Petro-Hunt L.L.C. (partner and operator) spudded the Avoca No. 45-1 Rocky Raccoon Prospect in Section 45, T16S, R13E in the middle of the island on their 1,873.0147-acre oil, gas and mineral lease. Drillng is underway to test the lower Miocene Cam 1 and Cam 5 sands at a permitted depth of 16,200 feet.

As compared with three new oil, gas and mineral leases covering 259.87 acres, which were responsible for $67,254 in lease bonuses during 2000, the Company during 2001 granted two new leases, which cover 1900.0147 acres and yielded $508,100 in lease bonuses. An option granted earlier in 2001 resulted in the 1,873.0147-acre lease to Burlington Resources Oil & Gas Company L.P. and Petro-Hunt L.L.C. The other lease covering 27-acres was granted to

Continued on next page

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LLOG Exploration & Production Company.

Interest income on U.S. Government and U.S. Government agency securities increased slightly due to the availability of increased funds for investment.

Overall expenses for 2001 were approximately the same as those incurred in 2000. The $13,429 decrease in attorney fees & expenses and the $15,862 decrease in repairs and cleanup expenses were attributable to a reduction in costs associated with a lawsuit to evict a former lessee from a small parcel of land and clean up this area on the northeast part of the island. These decreases offset moderate increases in bookkeeping and clerical services, management fees, directors' fees, insurance, office and taxes other than income taxes. Miscellaneous expense increased primarily because of higher transfer agent expenses and financial support of local community economic development efforts.

In comparison with 2000, income tax expense increased $1,008,865 as a result of an increase in taxable income.

Net income was $4.28 per share in 2001 as compared to $1.70 per share in 2000. In line with the Company's increased income, dividends increased from $1.55 per share in 2000 to $4.00 per share in 2001. Future dividends will be largely dependent on the amount of oil and gas related income received.

Further information regarding the Company's financial condition and results of operations is contained in the President's message on page 4.

Stock Prices and Related Security Holder Matters

As of January 9, 2002, there were approximately 670 holders of record of the Company's stock, which is traded in the over-the-counter market.

The following table shows the range of high and low bid quotations for the Company's stock for each quarterly period during the last two years, as quoted by the National Quotation Bureau, Incorporated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not reflect actual transactions. The table also shows the amount and frequency of cash dividends declared by the Company during the same period.

Period	High	Low	Declared	Record Date	Date Paid	Amount
2001						
First Quarter	$21.00	$20.06				
Second Quarter	22.00	21.00	6-7-01	6-25-01	6-29-01	$1.20
Third Quarter	25.00	19.90				
Fourth Quarter	25.00	23.50	12-12-01	1-7-02	1-22-02	$2.80
2000						
First Quarter	$21.00	$18.75				
Second Quarter	21.00	18.00				
Third Quarter	25.00	18.50				
Fourth Quarter	25.00	18.00	12-14-00	1-8-01	1-22-01	$1.55

AVOCA INCORPORATED

The Company will furnish without charge a copy of its 2001 Annual Report on Form 10-KSB to be filed with the Securities and Exchange Commission, including the financial statements and financial statement schedules thereto, to any record or beneficial owner of its Common Stock as of February 7, 2002. Requests for the report must be in writing addressed to Avoca, Incorporated, 228 St. Charles Avenue, Suite 838, New Orleans, Louisiana 70130, Attention: M. Cleland Powell, III. If made by a person who was not a shareholder of record on February 7, 2002, the request must include a good faith representation that such person was a beneficial owner of Common Stock on that date.


R 12 E
R 13 E
T 16 S
T 17 S
WYANDOTTE FIELD
BATEMAN LAKE FIELD
RAMOS FIELD
AVOCA, INC
BAYOU BOEUF
LEGEND
ACREAGE HELD BY UNIT
ATWATER CONSULTANTS, LTD.
GEOLOGISTS AND PETROLEUM ENGINEERS
PROPERTY OF
AVOCA, INCORPORATED
0
3000'
6000'
AS OF DECEMBER 31, 2001
DRAWN BY B & A CONSULTANTS, INC.

Year Ended December 31, 2001 Lessee/Operator	Date of Lease	Acreage	Expiration	Initial Payment Per Acre	Income Recognized in 2001 Lease Bonus or Delay Rental	Net Royalties
Texaco, Inc. (Enervest Operating L.L.C.)	5/17/63	41.9000	Termination of production	$ 75	$ —	$ 226
Alliance Operating Company (Delta Operating Corporation)	8/14/87	276.7330	Termination of production	$ 200	—	145,329*
Burlington Resources Oil & Gas Company	8/12/96	7.9140	Termination of production	$ 110	—	2,472
Burlington Resources Oil & Gas Company	12/12/97	127.4760	Termination of production	$ 150		
The Meridian Resource & Exploration Co.	5/27/98	212.3750	Termination of production	$ 200	1,000	4,124,089*
CNG Producing Company	8/19/99	1,637.5500	Termination of production or 8/19/02 if nonproducing	$ 200	327,510	—
The Meridian Resource & Exploration Co.	11/18/99	80.0000	Termination of production or 11/18/02 if nonproducing	$ 300	19,331	—*
The Meridian Resource & Exploration Co.	11/23/99	131.6800	Termination of production or 11/23/02 if nonproducing	$ 350	46,088	—
Burlington Resources Oil & Gas Company	11/15/00	51.4100	Termination of production or 11/15/03 if nonproducing	$ 350	17,993	—
The Meridian Resource & Exploration Co.	12/06/00	50.4600	Termination of production or 12/06/03 if nonproducing	$ 350	17,661	—
LLOG Exploration & Production Company	6/01/01	27.0000	Termination of production or 6/1/04 if nonproducing	$ 300	8,100	—
Burlington Resources Oil & Gas Company L.P. & Petro-Hunt L.L.C. (Petro-Hunt L.L.C.)	11/1/01	1,873.0147	Termination of production or 11/1/04 if nonproducing	$ 267	500,000	—
					$ 937,683	$4,272,116

* All royalties received from The Meridian Resource & Exploration, Inc. are included under the May 27, 1998 lease as separate remittances are not received for the individual leases.